Exhibit 2.1

PURCHASE AGREEMENT

Between

URANERZ ENERGY CORPORATION,
a Nevada corporation, as Seller

And

URANIUM ENERGY CORP.,
a Nevada corporation, as Buyer

Dated November 1, 2017

TABLE OF CONTENTS

Description	Page

Article 1 DEFINED TERMS		1
Article 2 SALE AND PURCHASE		8
2.1	Purchased Assets to be Sold and Purchased.	8
2.2	Excluded Assets.	8
2.3	Assumed Liabilities.	9
2.4	Purchase Price.	10
2.5	Closing.	10
2.6	Allocation of Purchase Price.	12
Article 3 REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER		12
3.1	Organization and Authority of Seller.	12
3.2	Action.	12
3.3	No Violation; Consents.	13
3.4	Title to Purchased Assets; Condition of Assets.	13
3.5	Purchased Assets.	13
3.6	Environmental Matters.	14
3.7	Contracts.	15
3.8	Knowledge of Hold Period.	16
3.9	Share Consideration – Certificates.	16
3.10	Taxes.	16
3.11	Compliance with Laws; No Permits; No Reclamation.	17
3.12	Brokers and Finders.	17
3.13	Insurance.	17
3.14	Litigation.	17
3.15	Securities Representations.	17
3.16	No Undisclosed Liabilities.	17
3.17	Absence of Certain Changes.	18
3.18	No Other Representations and Warranties.	18
3.19	Acknowledgment of No Other Representations or Warranties.	19
Article 4 REPRESENTATIONS AND WARRANTIES OF BUYER		19
4.1	Organization and Authority of Buyer.	19
4.2	Action.	19

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4.3	Capitalization of Buyer.	19
4.4	Public Disclosure.	20
4.5	Valid Issuance of Share Consideration.	20
4.6	No Violation.	20
4.7	Brokers and Finders.	20
4.8	Litigation.	20
4.9	Consents, Approvals or Waivers.	21
4.10	Acknowledgment of No Other Representations or Warranties.	21
4.11	Independent Investigation.	21
Article 5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES		21
Article 6 ADDITIONAL COVENANTS		22
6.1	Conduct of Business.	22
6.2	Access to Information.	23
6.3	Taxes.	23
6.4	Maintenance Fees.	24
6.5	Rents.	24
6.6	Exclusivity.	24
6.7	After-Acquired Title.	25
6.8	Resale Condition.	25
6.9	Registration Statement.	25
Article 7 CONDITIONS TO THE PARTIES’ OBLIGATIONS		25
7.1	Representations and Warranties of the Other Party to be True; Performance by the Other Party.	25
7.2	Deliverables.	26
7.3	No Proceedings or Litigation.	26
7.4	Consents and Approvals.	26
Article 8 INDEMNIFICATION		26
8.1	Indemnification by Seller.	26
8.2	Indemnification by Buyer.	27
8.3	Indemnification Claims.	27
8.4	Limitations.	28
8.5	Termination of Indemnification.	29
8.6	Payment of Indemnification Amounts and Related Matters.	29
8.7	Other Matters Governing Indemnification.	29
8.8	Tax Treatment of Indemnification Payments.	30

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8.9	Exclusive Remedy.	30
Article 9 TERMINATION, AMENDMENT AND WAIVER		30
9.1	Termination of Agreement.	30
9.2	Procedure and Effect of Termination.	31
9.3	Amendment.	31
9.4	Waiver.	32
Article 10 MISCELLANEOUS		32
10.1	Expenses.	32
10.2	Assignment.	32
10.3	Further Assurances.	32
10.4	Title and Risk of Loss.	32
10.5	Entire Agreement.	32
10.6	Notices.	33
10.7	Governing Law.	33
10.8	Waiver of Jury Trial.	34
10.9	Attorneys’ Fees.	34
10.10	Counterparts.	34
10.11	Interpretation.	34
10.12	Other Business Opportunities.	35
10.13	Confidentiality.	35
10.14	Public Announcements.	35
10.15	No Third-Party Beneficiaries.	36

LIST OF SCHEDULES AND EXHIBITS

SCHEDULE 1:	The Mining Rights;
SCHEDULE 2:	Seller’s Disclosure Schedule; and
SCHEDULE 3:	Buyer’s Disclosure Schedule;

EXHIBIT A:	Mining Claim Deed;
EXHIBIT B:	Assignment and Assumption Agreement;
EXHIBIT C:	Seller Officer’s Certificate;
EXHIBIT D:	Buyer Officer’s Certificate; and
EXHIBIT E:	Bill of Sale.

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PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), dated November 1, 2017 (the “Effective Date”), is by and between Uranium Energy Corp., a Nevada corporation (“Buyer”), and Uranerz Energy Corporation, a Nevada corporation (“Seller”). Buyer and Seller are referred to herein each as a “Party” and collectively as the “Parties.”

RECITALS

A.                WHEREAS, Seller owns: (i) those certain unpatented mining claims (collectively, the “Mining Claims”) and mining leases, mining agreements and surface use and damage agreements (collectively, the “Leases”, and together with the Mining Claims, the “Mining Rights”) more particularly described in Schedule 1 attached hereto; (ii) Data and Property Documentation relating to the Mining Rights or the lands subject to the Mining Rights; (iii) Water Rights, as described in the Leases; (iv) any rights to any Litigation of any nature available to or being pursued by Seller to the extent related to the Mining Rights or the lands subject to the Mining Rights, whether arising by way of counterclaim or otherwise; (v) any of Seller’s rights under warranties, indemnities and any similar rights against third parties to the extent related to the Mining Rights or the lands subject to the Mining Rights; and (vi) any insurance benefits, including rights and proceeds, to the extent arising from or relating to the Mining Rights or the lands subject to the Mining Rights (and each item listed in subsections (i) through (vi) above are collectively referred to as the “Purchased Assets”); and

B.                 WHEREAS, the Parties desire to enter into an agreement whereby Buyer shall purchase Seller’s right, title and interest in and to the Purchased Assets, in return for payment by Buyer to Seller of the Purchase Price, and subject to the other terms and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

Article 1
DEFINED TERMS

In addition to other terms defined in this Agreement, the following terms shall have the meanings set forth below when used in this Agreement:

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and all the Rules and Regulations promulgated under the 1934 Act;

“Acquisition Proposal” means, in each case whether in a single transaction or a series of related transactions, any sale of all or substantially all of the Purchased Assets (or any lease, long term supply arrangement, license or other arrangement having the same economic effect as a sale), and any proposal or offer to do, or public announcement of an intention to do, any of the foregoing from any Person;

“Affiliate” means any person, partnership, joint venture, company, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

“Allocation Schedule” has the meaning set forth in Section 2.6;

“Ancillary Documents” means this Agreement, the Mining Claim Deed, the Bill of Sale, the Assignment and Assumption Agreement, and the other agreements, instruments and documents required to be delivered at the Closing;

“Benefit Plan” shall have the meaning set forth in Section 2.2;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday observed by banks in Vancouver, British Columbia, or Denver, Colorado;

“Buyer Indemnified Parties” shall have the meaning set forth in Section 8.1;

“Cash Consideration” shall have the meaning set forth in Section 2.4(a);

“Closing” and “Closing Date” have the meanings set forth in Section 2.5(a);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Contracts” means agreements, contracts and other arrangements of Seller or of any other Person on behalf of Seller, or to which Seller is beneficially entitled, subject to, by which it is otherwise bound or by which its assets, including the Purchased Assets, are affected;

“Confidential Information” shall have the meaning set forth in Section 10.13;

“County” means Campbell County, Wyoming;

“Data” means all engineering, geological, geochemical, geophysical, metallurgical, drilling, sample and assay data, maps, reports, surveys, tests, files, records, and accounting information relating to the Purchased Assets and in the possession of Seller, its Affiliates, or their respective Representatives including, but not limited to, all geological, geochemical and geophysical maps, reports, surveys, all drill hole maps and drill logs, all engineering and metallurgical reports, all reports, surveys and tests pertaining to Reclamation, all sample and assay logs, maps and reports, all mineral resource and ore reserve reports, all anthropological, biological, cultural, environmental, meteorological, and other like reports, surveys, and all land files relating to the Purchased Assets, including any such data in digital, electronic, magnetic, optical and written format;

“Data Room” means the electronic documentation site established on behalf of the Seller as it existed at 5:00 p.m. PST two full Business Days prior to the Effective Date;

“Dollars” or “$” means dollars in United States currency;

“Encumbrance” means any security interest, lien, charge, mortgage, indenture, pledge, option, lease, sublease, right of first refusal or offer, transfer restriction, conditional sale agreement, right of way, easement, encroachment, net profits interest, royalty, other payment on mineral production, transfer of any ownership interest to a third party by Seller or any other encumbrance, together with any agreement to grant any of the foregoing rights or interests;

“Environment” means the totality of surrounding natural conditions including air, surface water, springs, underground water, ground water, land surface, subsurface strata, any land, soil or underground space, even if submerged under water or covered by a structure, all living organisms and interacting natural systems that include components of air, land, water, organic, and inorganic natural matters and living organisms and environment or natural environment as defined in any Environmental Law, and “Environmental” shall have a similar extended meaning;

“Environmental Claim” means any Litigation relating to remediation, investigation, monitoring, emergency response, decontamination, restoration or other action under any Environmental Law by any Person alleging or asserting liability, either direct or indirect, and either in whole or by way of contribution or indemnity, of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, any damages including natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (i) the presence, Release of, or exposure to, any Hazardous Materials; or (ii) any actual or alleged non-compliance with any Environmental Law;

“Environmental Law” means any Law relating to pollution (or the cleanup thereof), protection or conservation of natural resources, endangered or threatened species, and public health, safety or welfare or the environment, whether indoors or outdoors, including those relating to emissions, discharges, releases or threatened releases of Hazardous Substances into the environment (including ambient air, surface water, ground water or land), or otherwise relating to the management, manufacture, processing, production, distribution, use, reuse, recycling, containment, reuse, treatment, generation, discharge, storage, disposal, reclamation, transport, remediation or handling of Hazardous Substances;

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law;

“Governmental Authority” means the United States of America or any other country or sovereign entity, any local, tribal, state, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including but not limited to courts, tribunals, departments, divisions, commissions, boards, councils, bureaus, agencies, counties, municipalities, provinces, parishes, other instrumentalities and bodies exercising any administrative, executive, judicial, legislative, police, regulatory, expropriation or taxing authority, domestic or non-U.S., or self-regulatory organization or stock exchange having jurisdiction in the relevant circumstances;

“Governmental Order” means any order, writ, Judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority;

“Hazardous Substances” means any pollutants, contaminants, chemicals, industrial, toxic, hazardous or noxious substances, or wastes, material, derivative, compound, mixture, solid, liquid, mineral or gas that is hazardous, acutely hazardous or toxic under Environmental Laws including, any petroleum or petroleum-derived products, radon, radioactive materials or wastes, friable asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls

“Indemnified Party” shall have the meaning set forth in Section 8.3;

“Indemnifying Party” shall have the meaning set forth in Section 8.3;

“Indemnity Threshold” shall have the meaning set forth in Section 8.4;

“Judgment” means any judgment, writ, order, injunction, award, or decree of any court, judge, justice, magistrate or arbitrator, including any bankruptcy court or judge, and any order of or by any Governmental Authority;

“Knowledge” or any other similar knowledge qualification, means, in the case of the Seller, the actual knowledge of Paul Goranson, David Frydenlund and Daniel Zang, after due inquiry of persons reporting directly to them, and in the case of the Buyer, the actual knowledge of Amir Adnani and Pat Obara, after due inquiry of persons reporting directly to them, except that each Party shall be deemed to have knowledge of all information contained in the Data Room;

“Law” means any statute, law, ordinance, regulation, rule, code, Governmental Order, constitution, treaty, common law, decree, resolution, other requirement or rule of law of any Governmental Authority, or any procedure enacted, adopted, promulgated, applied, or followed by, any Governmental Authority, including any Judgment;

“Liability” means any debt, Loss, damage, adverse claim, fines, penalties, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation);

“Litigation” means any claim, action, suit, proceeding, arbitration, investigation, hearing or other activity or procedure that could result in a Judgment or resolved by settlement;

“Losses” means losses, damages, penalties, Liabilities, costs or expenses, including reasonable attorneys’ fees and disbursements;

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to the Purchased Assets, the use of, the exercise of rights in, to and under, or the value of, the Purchased Assets; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Seller operates, including any changes in the price of uranium; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any changes in applicable Laws or accounting rules (including US GAAP); or (vii)  any natural or man-made disaster or acts of God;

“NYSE American” means the NYSE American equities exchange, together with its respective successors and permitted assigns as the context so requires;

“Party” or “Parties” means Seller and Buyer, singularly and collectively as applicable, along with their respective successors and assigns;

“Permitted Encumbrances” means: (i) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and which have been properly disclosed to Buyer; (ii) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business for which payment is not yet due; (iii) with regard to Mining Claims, Leases and other agreements disclosed in Schedule 1, the rights of lessors and interest owners under such claims, leases and agreements (including the United States with respect to unpatented mining claims); (iv) all royalties, covenants, conditions, restrictions, easements or rights of way on title and similar matters filed of record in the real property records of the County, or that are located in the Wyoming State Office of the Bureau of Land Management or the Wyoming Department of Environmental Quality – Water Resources Division; (v) defects or irregularities in title to the Mining Rights, which are not likely to cause a Material Adverse Effect; (vi) rights reserved to any Governmental Authority to control or regulate the Purchased Assets; (vii) any matter disclosed in the Existing Title Opinions; (viii) existing easements, rights of way and encroachments and other similar Encumbrances if any, (a) affecting the lands subject to the Mining Rights, including RS 2477 roads and rights-of-way, if any which, individually or in the aggregate, do not materially impair the continued use and operation of the assets to which they relate, or (b) as disclosed on Schedule 1; (ix) the paramount title of the United States of America or any other Governmental Authority in and to unpatented mining claims and any reservations, limitations, provisions or conditions expressed in original grants from any Governmental Authority; (x) any overlaps of the Mining Claims onto patented mining claims, fee lands and other lands withdrawn from mineral entry under the Mining Law of 1872, as amended; and (xi) the existence of any material sites of Native American heritage or cultural significance and the existence of material claims associated therewith or in respect of native title rights, all of which are disclosed on Schedule 1;

“Person” means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association or unincorporated entity of any kind;

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date;

“Property Documentation” means any and all: (i) records and other factual data and information relating to the Purchased Assets, including, without limitation, all plans, agreements and records which are in the possession or control of Seller or any of its Affiliates or their respective representatives; and (ii) technical records and other factual engineering data and information relating to the lands subject to the Mining Rights and including, without limitation, all plans, maps, agreements and records which are in the possession or control of the Seller or any of its Affiliates or their respective Representatives;

“Public Disclosure” shall have the meaning set forth in Section 4.4;

“Purchase Price” shall have the meaning set forth in Section 2.4;

“Purchased Assets” shall have the meaning set forth in the Recitals;

“Reclamation” means the reclamation, restoration or closure required by any Law of any facility, well or land utilized in any exploration, mining or processing operation;

“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into, onto or through the Environment or into or out of any property (including within any building, structure, facility or fixture), whether intentional or inadvertent and regardless of when discovered, of any Hazardous Substance, including the abandonment or discarding of any Hazardous Substance in barrels, drums, tanks or other containers;

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Required Consents” has the meaning set forth in Section 3.3;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended, and all the Rules and Regulations promulgated under the Securities Act;

“Seller Indemnified Parties” shall have the meaning set forth in Section 8.2;

“Share Consideration” shall have the meaning set forth in Section 2.4(b);

“Taxes” means all: (i) gross receipts, income, capital gains, goods and services, sales, use, ad valorem, transfer, value added, sales, registration, stamp, franchise, license, windfall profits, excise, severance, gross or net proceeds, withholding, payroll, social security, unemployment, employment, excise, abandoned property or property taxes, forfeitures, escheat, alternative or add-on minimum taxes, customs duties, estimated taxes and other taxes, fees, levies, imports, assessments or charges of any kind whatsoever, together with all interest, fines and penalties, additions to Tax and other additional amounts imposed by any Governmental Authority, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return; and (ii) liability for the items listed in (i) imposed on another party by Law, as a result of being a member of a combined, consolidated, unitary or affiliated group, or Contract, and “Tax” means any one of the foregoing Taxes;

“Tax Return” means any return, declaration, report, schedule, property rendition, notice, form, election, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to or in connection with any Tax;

“Third-Party Claim” shall have the meaning set forth in Section 8.3(a);

“UEC Share(s)” shall have the meaning set forth in Section 2.4(b);

“US GAAP” means United States generally accepted accounting principles;

“Water Rights” means all rights in and to appropriation of water as described under the Leases and all other water rights (whether permitted, certificated, vested, or decreed, and whether or not appurtenant to the Land), applications to appropriate water filed with the Wyoming State Engineer’s Office and all proofs for water rights awaiting adjudication with the State Board of Control, ditch and ditch rights, ponds, reservoir, and stock reservoir rights, springs, groundwater wells, groundwater well permits, and groundwater well rights, including without limitation all monitoring wells, stock or membership interests in any irrigation, canal, ditch, or water company, and all applications or rights to change the point of diversion, use, place of use, and manner of use with respect thereto, which are owned, held, or leased by Seller and are used or available for use in connection with, all or any part of the lands subject to the Mining Rights

“Wyoming Bond Agreements” means the Financing Agreement entered into on November 26, 2013 by the Seller with Johnson County, Wyoming pursuant to which Johnson County, Wyoming agreed to loan to Seller the proceeds from the sale of its $20,000,000 Taxable Industrial Development Revenue Bond, Series 2013, and the Mortgage & Security Agreement which secure Seller’s obligations under the Financing Agreement, a Bond Purchase Agreement, the note for the Bond and a Covenant Agreement dated June 18, 2015, and all ancillary documents and agreements.

Article 2
SALE AND PURCHASE

2.1              Purchased Assets to be Sold and Purchased.

Subject to the terms and conditions of this Agreement, Buyer shall purchase, acquire and assume from Seller, and Seller shall sell, assign, transfer, convey and deliver to Buyer, free and clear of all Encumbrances created by, through or under Seller, other than Permitted Encumbrances, all of Seller’s right, title, and interest in and to the Purchased Assets.

2.2              Excluded Assets.

Notwithstanding the foregoing, the Purchased Assets shall not include any assets other than those which are specifically enumerated in that definition and shall not include any of the following assets (collectively, the “Excluded Assets”), whether or not related to the Purchased Assets:

(a)	any cash, cash equivalents, and bank accounts of Seller;

(b)	any accounts or notes receivable of Seller;

(c)	any office equipment, such as personal computers and telephone systems, and computer software;

(d)	any pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to or required to be contributed to by Seller for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Seller or any spouse or dependent of such individual, or under which Seller or any of its ERISA Affiliates has or may have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (each, a “Benefit Plan”);

(e)	the organizational documents, minute books, stock books, original Tax Returns, books of account or other records having to do with the organization of Seller;

(f)	any insurance policies;

(g)	all other assets of the Seller other than the Purchased Assets; and

(h)	all other assets of the Seller unrelated to Purchased Assets.

2.3              Assumed Liabilities.

Buyer assumes all Liabilities related to or arising from the Mining Rights, the lands subject to the Mining Rights or any Purchased Assets (collectively, the “Assumed Liabilities”). Notwithstanding any other provision in this Agreement to the contrary, and except for the Assumed Liabilities, Buyer does not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”) and Seller shall, and shall cause its Affiliates to, pay and satisfy in due course, all Excluded Liabilities that any of such Persons are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to, the following:

(a)	any Liabilities of Seller and/or its Affiliates arising or incurred in connection with the negotiation, preparation, investigation and performance of and under this Agreement, the other Ancillary Agreements, and the transactions contemplated hereby and thereby and including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others;

(b)	any Liability for: (i) Taxes of Seller and/or any Affiliate of Seller (or the non-payment thereof), whether nor not relating to the Purchased Assets, for any Pre-Closing Tax Period; (ii) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of Seller pursuant to Law or this Agreement; (iii) other Taxes of any Person that becomes a Liability of Buyer or any Affiliate of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of any Contract or Law, which Taxes relate to Seller and/or its Affiliates or the Purchased Assets for pre-Closing periods, or any event or transaction occurring before the Closing; (iv) Taxes of any member of an Affiliated, consolidated, combined or unitary group of which Seller is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, non-U.S. or other Law; or (v) any Taxes or penalties incurred by Buyer due to the inaccuracy of any information provided by Seller and/or its Affiliates with respect to any Taxes or any delay in providing such information to Buyer;

(c)	any Liabilities relating to or arising out of the Excluded Assets;

(d)	any Liabilities of Seller and/or its Affiliates arising under or in connection with any Benefit Plan providing benefits to any present or former employee of Seller and/or any of its Affiliates;

(e)	any Liabilities of Seller and/or any of its Affiliates for any present or former employees, officers, directors, retirees, independent contractors or consultants of Seller and/or any of its Affiliates and including, without limitation, any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments;

(f)	any accounts payable of Seller and/or any of its Affiliates, other than payment of rents or other obligations first due under the Leases after the Closing;

(g)	any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Seller and/or any of its Affiliates (including with respect to any breach of fiduciary obligations by same);

(h)	any Liabilities under any Contracts other than the Leases; and

(i)	any Liabilities associated with debt, loans or credit facilities of Seller and/or its Affiliates owing to financial institutions.

2.4              Purchase Price.

Buyer will acquire the Purchased Assets for the aggregate consideration consisting of the following:

(a)	$2,940,000 in cash (the “Cash Consideration”); and

(b)	$2,450,000 in common shares of Buyer (each, a “UEC Share” and collectively, the “Share Consideration”), with the number of UEC Shares comprising the Share Consideration to be calculated based on a deemed issuance price per UEC Share based on the volume weighted average price of Buyer’s common shares on the NYSE American for the five (5) trading days immediately prior to (but not including) the Closing Date.

(collectively, the Cash Consideration and the Share Consideration, the “Purchase Price”).

2.5              Closing.

(a)	Subject to the terms and conditions of this Agreement, the consummation of the sale and purchase of the Purchased Assets (the “Closing”) will take place at 10:00 a.m. Mountain time as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions set forth in Article 7 hereof (other than those conditions that by their nature are to be satisfied at the Closing), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto.

The Closing shall take place remotely by the exchange of electronic documents, including by pdf electronic transmission, and the actual date of the Closing is hereinafter referred to as the “Closing Date.”

(b)	At the Closing, Seller shall deliver to Buyer the following:

(i)	a Quit Claim Deed in the form attached hereto as Exhibit A with respect to the Mining Claims, executed by Seller;

(ii)	an Assignment and Assumption Agreement, in the form attached hereto as Exhibit B, with respect to the Leases, executed by Seller;

(iii)	an executed certificate of an authorized officer of Seller substantially in the form attached hereto as Exhibit C;

(iv)	an affidavit executed by Seller certifying its non-foreign status in accordance with Code Section 1445 and the Treasury Regulations thereunder, which prescribe the form of such affidavit;

(v)	each Required Consent listed on Section 3.3 of the Disclosure Schedule, executed by the party or parties from whom consent or approval is required pursuant to Section 3.3;

(vi)	a Bill of Sale in the form of Exhibit E with respect to the Data and Property Documentation, executed by Seller; and

(vii)	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(c)	At the Closing, Buyer shall deliver to Seller the following:

(i)	an Assignment and Assumption Agreement in the form attached hereto as Exhibit B with respect to the Leases, executed by Buyer;

(ii)	the Cash Consideration;

(iii)	the Share Consideration;

(iv)	an executed certificate of an authorized officer of Buyer substantially in the form attached hereto as Exhibit D; and

(v)	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Seller, as may be required to give effect to this Agreement.

2.6              Allocation of Purchase Price.

Seller and Buyer agree that the Purchase Price (plus other relevant items) shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as shown on the allocation schedule (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by Buyer and delivered to Seller within forty-five (45) calendar days following the Closing Date. If Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation Schedule, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within ninety (90) calendar days following the Closing Date, such dispute shall be resolved by an independent accounting firm selected by Buyer and Seller. The fees and expenses of such accounting firm shall be borne equally by Seller and Buyer. Buyer and Seller shall file all Tax returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule, except as otherwise required by Law.

Article 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

Except as set forth in the correspondingly numbered Section of the Seller’s Disclosure Schedules attached hereto as Schedule 2, Seller represents and warrants to Buyer as set forth below. Disclosure of any fact or item in any schedule to the Agreement referenced by a particular section of the Agreement shall be deemed to have been disclosed with respect to any other applicable section in the Agreement, so long as there is a cross-reference or it is reasonably apparent that the information contained in such section of such schedule is applicable to a different section or sections of the Agreement.

3.1              Organization and Authority of Seller.

Seller is a corporation duly organized, validly existing and in good standing under the laws of Nevada and has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement and the other Ancillary Agreements.

3.2              Action.

All action required to be taken by Seller’s board of directors in order to authorize Seller to enter into this Agreement has been taken or will be taken prior to the Effective Date. All action on the part of the officers of Seller necessary for the execution and delivery of this Agreement and each of the Ancillary Agreements, and the performance of all obligations of Seller under this Agreement and the Ancillary Agreements to be performed as of the Closing, has been taken or will be taken prior to the Closing. This Agreement, together with Ancillary Agreements, when executed and delivered by Seller, shall constitute valid and legally binding obligations of Seller, enforceable against Seller in accordance with their respective terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3              No Violation; Consents.

The execution, delivery or performance of this Agreement and the Ancillary Agreements will not: (i) in any material respect conflict with, violate or result in any breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under the terms, conditions or provisions of any agreement, lease, instrument, obligation, understanding or arrangement by which Purchased Assets are bound, except as disclosed in Section 3.3 of Schedule 2; (ii) violate any Law; or (iii) result in the creation of any Encumbrance, other than a Permitted Encumbrance, upon the Purchased Assets. Except for those consents, approvals, notifications and other items set forth in Section 3.3 of Schedule 2 (the “Required Consents”), no consent, approval, Governmental Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the other Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby.

3.4              Title to Purchased Assets; Condition of Assets.

(a)	Except as set forth on Section 3.4(a) to Schedule 2, Seller has good and valid title to the Mining Claims, free and clear of all Encumbrances except for Permitted Encumbrances.

(b)	Except as set forth on Section 3.4(b) to Schedule 2, Seller has good and valid leasehold title to the Leases, free and clear of all Encumbrances except for Permitted Encumbrances.

(c)	On the Closing Date, Seller will convey to Buyer good and valid title (leasehold title in the case of Leases) to the Purchased Assets, free and clear of all Encumbrances of any nature except for Permitted Encumbrances.

3.5              Purchased Assets.

(a)	Schedule 1 sets forth a true and complete: (i) list of all unpatented mining claims included in the Mining Rights; and (ii) listing of all royalties, overriding royalties and payments out of production or sale on or in respect of such Mining Claims. With respect to the Mining Claims, to Seller’s Knowledge: (A) all affidavits of assessment work, including fee payments required to maintain the Mining Claims in good standing through the assessment year ending September 1, 2017, have been properly and timely recorded, filed and paid with appropriate governmental agencies; (B) Seller is the sole owner and has the exclusive possession of the Mining Claims free and clear of all Encumbrances except for Permitted Encumbrances and the Wyoming Bond Agreements, and subject to the paramount title of the United States; and (C) except for customary buffer and perimeter areas, there are no senior third-party unpatented mining claims that conflict with the Mining Claims. Nothing in this Agreement shall be deemed to be a representation or warranty as to (i) whether any of the Mining Claims contains a discovery of valuable minerals, (ii) whether or not any of the Mining Claims comprise a contiguous group of claims or are free from interior gaps or fractions, (iii) whether or not the Seller or its predecessors-in-title established or maintained pedis possessio rights with respect to any of the Mining Claims or (iv) what rights the Seller has to use the surface of any of the lands subject to the Mining Claims, except as such rights are defined on Schedule 1.

(b)	Schedule 1 sets forth a true and complete: (i) list of all real property leased or subleased by Seller pursuant to the Leases; (ii) description of the Leases and if applicable, subleases under which such real property is leased or subleased; (iii) listing of lessee or sublessee under each such Lease; and (iv) listing of all royalties, overriding royalties and payments out of production or sale on or in respect of the Leases. The Leases are in full force and effect and to Seller’s Knowledge are enforceable in accordance with their respective terms. Seller is not in material default under any Lease and to Seller’s Knowledge there exists no condition or event which, with the giving of notice or lapse of time or both, reasonably would be expected to cause any other party to be in default under any Lease. The Seller is in exclusive possession of such leased premises. All payments required to be made under each Lease have been made.

(c)	Except as set forth in Schedule 1, no Person is entitled to any royalty or other payment in the nature of a royalty on any minerals, metals or concentrates or any other such products removed or produced from the Mining Rights.

3.6              Environmental Matters.

(a)	To the Seller’s Knowledge, the Seller is in and has been in compliance with all Environmental Laws with respect to the lands subject to the Mining Rights, and neither Seller nor, to Seller’s Knowledge, any of its Affiliates, has received from any Person: (i) any Environmental Notice or Environmental Claim relating to the lands subject to the Mining Rights; or (ii) written request for information pursuant to any Environmental Law relating to the lands subject to the Mining Rights, in either case that remains pending or unresolved, or is the source of ongoing obligations or requirements. None of the lands subject to the Mining Rights is listed on, or has been proposed for listing on, the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq., or analogous state list. To the Knowledge of the Seller, no facts or conditions exist that could give rise to any investigation in respect of any violation of or non-compliance with any Environmental Law relating to the lands subject to the Mining Rights.

(b)	Except as set forth in Section 3.6(b) of Schedule 2, to the Seller’s Knowledge, there has been no Release of Hazardous Substances in contravention of Environmental Laws with respect to the lands subject to the Mining Rights, and neither Seller nor, to Seller’s Knowledge, any of its Affiliates has received an Environmental Notice that a Release of Hazardous Substances has occurred in, on or under any of the lands subject to the Mining Rights (including to soils, groundwater, or surface water,) or owned, operated or leased by any third party which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws by, Seller or, after the Closing, Buyer. To the Seller’s Knowledge, Section 3.6(c) of Schedule 2 identifies (A) all of the locations on the lands subject to the Mining Rights where Hazardous Substances are currently or have historically been stored or disposed of by the Seller, and (B) all of the locations on the lands subject to the Mining Rights where monitoring wells exist or have existed.

(c)	Other than as provided to the Buyer, neither Seller nor any of its Affiliates has (or had, as of June 19, 2017) any environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to the lands subject to the Mining Rights.

(d)	To the Seller’s Knowledge, there currently are no and historically have never been underground or surface storage tanks, pits, lagoons or waste disposal sites installed, located, maintained or used on or beneath the lands subject to the Mining Rights.

(e)	There are no Claims or Litigation pending or, to Seller’s Knowledge, threatened by or against either (i) Seller or any of its Affiliates or (ii) any other Person, in any court or by or before any Governmental Authority under any Environmental Law and relating to the lands subject to the Mining Rights.

The representations and warranties set forth in this Section 3.6 are the Seller’s sole and exclusive representations and warranties relating to Environmental Laws, compliance with Environmental Laws, Environmental Claims, Environmental Notices, and Hazardous Substances.

3.7              Contracts.

There are no Contracts of Seller or of any other Person on behalf of Seller, or to which Seller is beneficially entitled, subject to, or by which it is otherwise bound, relating to the Purchased Assets, other than the Leases and the Wyoming Bond Agreements, or as set out on Section 3.7 of Schedule 2.

3.8              Knowledge of Hold Period.

The Seller has been independently advised as to the applicable hold period imposed in respect of the Share Consideration by applicable securities laws, and confirms that no representation has been made by Buyer respecting the applicable hold periods for the Share Consideration and of the fact that the Share Consideration may not be resold except in accordance with applicable securities laws until expiry of the applicable hold period and in compliance with the other requirements of applicable laws.

3.9              Share Consideration – Certificates.

The Seller acknowledges that the certificates representing the Share Consideration will contain the following legends denoting the hold period under applicable laws:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EXEMPTION OR EXCLUSION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE SECURITIES REPRESENTED BY THE CERTIFICATE CANNOT BE THE SUBJECT OF HEDGING TRANSACTIONS UNLESS SUCH TRANSACTIONS ARE CONDUCTED IN COMPLIANCE WITH THE U.S. SECURITIES ACT.”

3.10          Taxes.

All Taxes due and owing by Seller with respect to the Purchased Assets have been timely paid. Seller has filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax Returns required to be filed by it with respect to the Purchased Assets with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are, or will be, complete and correct in all material respects. No audit of any such Tax Return is currently in progress by any Governmental Authority and to the Knowledge of Seller, no such audits are pending or threatened. All Tax deficiencies asserted, or assessments made, against Seller with respect to the Purchased Assets, as a result of any examinations by any Governmental Authority have been fully paid. Seller has not waived any statute of limitations in respect of such Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency with respect to the Purchased Assets. There are no Encumbrances for Taxes on any of the Purchased Assets nor to the Knowledge of Seller, is any Governmental Authority in the process of imposing any Encumbrances for Taxes on any of the Purchased Assets (other than for current Taxes not yet due and payable). Seller is not, and has not been, a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

3.11          Compliance with Laws; No Permits; No Reclamation.

Except as set forth in any section of Schedule 2, Seller has been in compliance in all material respects with all Laws concerning the Purchased Assets, and the Seller has at all times used the Purchased Assets in compliance in all material respects with all Laws. There are no franchises, approvals, authorizations, permits, licenses, easements, registrations, qualifications, leases, variances and similar rights held, or required to be held or obtained, from any Governmental Authority, including those required under Environmental Law, with respect to the Purchased Assets or the current operations on the lands subject to the Mining Rights. Other than as set out in Section 3.11 of Schedule 2, Seller has no Reclamation obligations or Liabilities with respect to the lands subject to the Mining Rights.

3.12          Brokers and Finders.

Seller has not employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finders’ fees which could in any way be deemed payable by Buyer in connection with the transactions contemplated by this Agreement.

3.13          Insurance.

Seller or one of its Affiliates has maintained insurance policies for the benefit of the Purchased Assets, and all premiums due thereon have been paid in full.

3.14          Litigation.

There is no Litigation pending or, to Seller’s Knowledge, threatened by or against Seller or any of its Affiliates in any court or by or before any Governmental Authority: (i) that could reasonably be expected to adversely affect Seller’s right or ability to consummate the transactions contemplated by this Agreement; or (ii) that relate to or could reasonably be expected to affect the Purchased Assets or the exercise of any rights in, to or under the Purchased Assets. To Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Claim or Litigation.

3.15          Securities Representations.

Buyer, as the issuer of the Share Consideration, intends to rely on exemptions from securities registration requirements with the SEC for non-public offerings. In order to establish compliance with such exemptions, Seller represents and warrants that it: (i) is an “accredited investor” as defined under Regulation D promulgated under the Securities Act; (ii) is acquiring the Share Consideration solely for its own account and beneficial interest and not as nominee for any other party, and for investment and not for sale or with a view to distribution of the Share Consideration; and (iii) will not make any disposition of the Share Consideration except in compliance with applicable securities laws.

The Seller acknowledges and agrees that the Share Consideration is being distributed by the Buyer to the Seller on the basis that it is a distribution to which Canadian securities laws do not apply.  The Seller acknowledges and agrees that it may only resell the UEC Shares in Canada in compliance with applicable Canadian securities laws.

3.16          No Undisclosed Liabilities.

Except as set forth in Section 3.16 of Schedule 2, there are, to Seller’s Knowledge, (i) no material Liabilities of Seller or its Affiliates relating to the Purchased Assets of any kind whatsoever and (ii) no existing condition, situation or set of circumstances that would, without the occurrence of any additional, intervening or subsequent conditions, situations or circumstances after the Closing Date, reasonably be expected to result in such material Liabilities.

3.17          Absence of Certain Changes.

Since June 18, 2015, there has not been any event, occurrence, or development, which, individually or in the aggregate, constitutes or would be reasonably expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, except as would not individually or in the aggregate, constitute or be reasonably expected to have a Material Adverse Effect, since June 18, 2015, and except as set forth on Section 3.16 of Schedule 2, neither Seller nor any of its Affiliates has, in relation to the Purchased Assets:

(a)	waived or released any Claims or rights of value with respect to, or suffered any extraordinary loss or written down the value of, the Purchased Assets;

(b)	permitted any of the Purchased Assets to be subject to any mortgage, pledge, Lien, security interest, encumbrance, restriction or charge of any kind, other than under the Wyoming Bond Agreements and other than Permitted Encumbrances;

(c)	suffered any casualty, damage, destruction or loss to the Purchased Assets in excess of $10,000 for any one event, or in excess of $20,000 in the aggregate;

(d)	entered into, terminated or received notice of termination of any Contract or transaction, including any Lease, involving a total remaining commitment by the Seller or payment to the Seller, of at least $10,000;

(e)	incurred any Liability with respect to the Purchased Assets; or

(f)	entered into any agreement to take any of the actions specified in this Section 3.16, except for this Agreement.

3.18          No Other Representations and Warranties.

Except for the representations and warranties contained in this Article 3 (including the related portions of Schedule 2), neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information regarding Seller or the Purchased Assets furnished or made available to Buyer and its Representatives (including any information, documents or material delivered to Buyer or made available to Buyer). The Seller has no Knowledge of any fact that has a specific application to Seller (other than general economic or industry conditions) and that is likely to have a Material Adverse Effect.

3.19          Acknowledgment of No Other Representations or Warranties.

Except for the representations and warranties contained in Article 4, Seller acknowledges and agrees that none of Buyer or any of its Affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Buyer.

Article 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the correspondingly numbered Section of the Buyer’s Disclosure Schedule attached hereto as Schedule 3, Buyer represents and warrants to Seller as set forth below:

4.1              Organization and Authority of Buyer.

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Buyer has all requisite corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated by this Agreement.

4.2              Action.

All corporate action required to be taken by Buyer’s board of directors in order to authorize Buyer to enter into this Agreement, and to deliver the Share Consideration and the Cash Consideration, has been taken or will be taken prior to the Effective Date. This Agreement and the Ancillary Agreements to which Buyer is a party, when executed and delivered by Buyer, shall constitute valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.3              Capitalization of Buyer.

The authorized capital of Buyer consists of 750,000,000 shares of common stock, of which, according to the records of Buyer, an aggregate of 139,807,828 common shares of Buyer are issued and outstanding, fully paid and non-assessable, as at the Effective Date hereof. All of the issued and outstanding shares of Buyer are listed and posted for trading on NYSE American and Buyer is not in material default of any of its listing requirements of NYSE American or any rules or policies of the SEC. No securities of Buyer are listed on any other stock exchange.

4.4              Public Disclosure.

Except as set forth in Section 4.4 of Schedule 3,: (i) Buyer has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company under the Securities Act, the 1934 Act and the Canadian securities acts (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “Public Disclosure”); (ii) all such reports, schedules, forms, statements and other documents were filed on a timely basis in all material respects in accordance with those requirements and as of their respective dates; (iii) the Public Disclosure complied in all material respects with the requirements of the Securities Act, the 1934 Act and the Canadian securities acts; and (iv) the Public Disclosure did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.5              Valid Issuance of Share Consideration.

Upon issuance on the Closing Date, the Share Consideration, when issued, sold and delivered by Buyer, will be issued as fully paid and non-assessable shares in the capital of Buyer, free and clear of all actual or threatened Encumbrances, other than hold periods or other restrictions imposed under applicable securities legislation and the resale restrictions imposed under Section 6.8 of this Agreement.

4.6              No Violation.

Subject to any required approvals by any Governmental Authority, neither the execution, delivery or performance of this Agreement will: (i) conflict with, violate or result in any breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material agreement, lease, instrument, obligation, understanding or arrangement to which any Buyer is a party; (ii) violate in any material respect any Law or Judgment applicable to the Buyer; or (iii) violate any provision of the organizational documents of the Buyer.

4.7              Brokers and Finders.

Buyer has not employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finders’ fees which could in any way be deemed payable by Seller in connection with the transactions contemplated by this Agreement.

4.8              Litigation.

There is no Litigation pending or, to Buyer’s Knowledge, threatened in writing by or against Buyer in any court or by or before any Governmental Authority that could reasonably be expected to impair the Buyer’s right or ability to consummate the transactions contemplated by this Agreement and no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Litigation.

4.9              Consents, Approvals or Waivers.

Except as set forth on Section 3.3 of Schedule 2, Buyer’s execution, delivery and performance of this Agreement (and any Ancillary Document required to be executed and delivered by Buyer at Closing) is not and will not be subject to any consent, approval or waiver from any Governmental Authority or Person.

4.10          Acknowledgment of No Other Representations or Warranties.

Except for the representations and warranties contained in Article 3, Buyer acknowledges and agrees that none of Seller or any of its affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Seller, the Purchased Assets or any of their respective assets or properties or the transactions contemplated by this Agreement.

4.11          Independent Investigation.

Buyer has conducted its own independent investigation, review and analysis of the Purchased Assets, and acknowledges that it has been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon the express representations and warranties of Seller set forth in Article 3 of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Purchased Assets or this Agreement, except as expressly set forth in Article 3 of this Agreement (including the related portions of the Disclosure Schedules).

Article 5
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, covenants and obligations contained in this Agreement, in any Schedule hereto, in any documents to be executed and delivered pursuant to this Agreement and in any documents executed and delivered in connection with the completion of the transactions contemplated herein shall survive the Closing of the transaction contemplated herein, notwithstanding such Closing and notwithstanding any investigations made by or on behalf of the Parties or the waiver of any condition precedent by the Buyer or the Seller, as the case may be; provided, however, the representations, warranties, covenants, and other obligations contained in this Agreement, in any Schedule hereto, in any documents to be executed and delivered pursuant to this Agreement and in any documents executed and delivered in connection with the completion of the transactions contemplated herein, shall terminate on the date that is twenty-four months following the Closing Date, except that the indemnification obligations of the Parties set forth in Article 8 shall survive as provided in Section 8.5.

Article 6
ADDITIONAL COVENANTS

6.1              Conduct of Business.

(a)	Between the Effective Date and the Closing Date, without the written consent of Buyer, Seller shall not:

(i)	conduct any activities on the lands subject to the Mining Rights except in the ordinary course of business (including any ongoing site maintenance and Reclamation activities) and in compliance with Law;

(ii)	make any sale, transfer, lease, pledge or other disposition of any or all of its interests in the Purchased Assets, or mortgage, pledge or otherwise create an Encumbrance other than a Permitted Encumbrance on the Purchased Assets, or agree to do any of the foregoing;

(iii)	willfully or intentionally commit or consent to do any act that would cause a breach of any covenant contained in this Agreement or would cause any of Seller’s representations or warranties contained in this Agreement to become untrue;

(iv)	abandon, relocate or amend any of the Mining Claims; and

(v)	amend, vary, cancel or terminate any Lease.

(b)	Between the Effective Date and the Closing Date, without the written consent of Seller, Buyer shall not willfully commit or consent to do any act that causes a breach of any covenant contained in this Agreement or causes any of Buyer’s representations or warranties contained in this Agreement to become untrue.

(c)	Between the Effective Date and the Closing Date, Seller shall: (i) maintain good and valid title to the Purchased Assets; (ii) timely and properly perform all obligations and timely and properly make all payments required to maintain the title to the Purchased Assets in good standing, including the payment of all Taxes relating to the Purchased Assets, and all rents and other obligations under the Leases, when due (subject to the Parties’ obligations under Section 6.3(b) Section 6.4, and Section 6.5); (iii) maintain the Purchased Assets in the same condition as they were on the Effective Date, subject to reasonable wear and tear, and use reasonable efforts to protect and safeguard the Purchased Assets; (iv) make all necessary Governmental Authority and other filings in a timely manner; and (v) conduct its business only in, not take any action except in, and maintain the Purchased Assets in a manner that is consistent with past practice, except as may be required in order to comply with the terms of this Agreement.

6.2              Access to Information.

From the date hereof until the Closing, Seller shall (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the lands, properties, assets, premises, Books and Records, Contracts and other documents and data related to the Purchased Assets; (b) furnish Buyer and its Representatives with such financial, operating and other Data, Property Documentation, and other information related to the Purchased Assets as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller to cooperate with Buyer in its investigation of the Purchased Assets; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller’s personnel and in such a manner as not to interfere with the operation of the Purchased Assets or with any other businesses of Seller. All requests by Buyer for access pursuant to this Section 6.2 shall be submitted or directed exclusively to David Frydenlund or such other individuals as Seller may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Buyer if such disclosure would, in Seller’s reasonable discretion, after consultation with qualified outside counsel: (x) jeopardize any attorney-client or other privilege; or (y) contravene any Law. Prior to the Closing, without the prior written consent of Seller, which may not be unreasonably withheld, conditioned or delayed, Buyer shall not directly or indirectly contact any parties to or beneficiaries under any Contracts or Leases, or suppliers to, or customers of, the Purchased Assets. Buyer shall have the right to perform Phase I investigations of the lands contemplated by this Agreement, and with Seller’s written consent, which shall not be unreasonably withheld, conditioned or delayed, invasive or subsurface investigations of such lands. Buyer shall, and shall cause its Representatives to, abide by the terms of the Mutual Non-Disclosure and Non-Circumvention Agreement with respect to any access or information provided pursuant to this Section 6.2.

6.3              Taxes.

(a)	All sales, documentary, value added, use, registration, stamp, transfer and similar Taxes and any fees (including any penalties and interest) required to record any of the conveyance instruments to be delivered at Closing incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Buyer. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

(b)	Any Liability for any ad valorem or real property Taxes payable on the Purchased Assets and including, without limitation, real and personal property Taxes, attributable to any taxable period that includes but does not end on the Closing Date shall be apportioned for the applicable taxable period between the number of days in the Pre-Closing Tax Period, for which Seller shall be responsible, and number of days in such taxable period beginning on the calendar day following the Closing Date through the end of such taxable period for which the Buyer shall be responsible. All such Taxes attributable to any Pre-Closing Tax Period shall be paid by Seller and all such Taxes attributable to any taxable period beginning after the Closing Date shall be paid by Buyer. The Parties agree to indemnity and reimburse each other for any payment made by a Party that is the obligation of the other Party under this Section 6.3(a), with a reconciliation within 60 days after Closing.

(c)	Each Party shall cooperate fully, and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns and any audit, litigation or other proceeding with respect to Taxes relating to or in connection with the Purchased Assets.

6.4              Maintenance Fees.

Seller shall provide Buyer written notice and evidence of the payment of such maintenance fees for the Mining Claims. All such maintenance fees shall be apportioned for the applicable period between the number of days in the pre-Closing period (ending on the Closing Date), for which Seller shall be responsible, and the number of days in the post-Closing period, for which Buyer shall be responsible. The Parties agree to indemnity and reimburse each other for any payment made by a Party that is the obligation of the other Party under this Section 6.4, with a reconciliation within 60 days after Closing. Following the Closing, Buyer shall pay all maintenance fees related to the Mining Claims.

6.5              Rents.

All rents under Leases that are attributable to any taxable period that includes, but does not end on the Closing Date shall be apportioned for the applicable rent period between the number of days in the pre-Closing rent period (ending on the Closing Date), for which Seller shall be responsible, and the number of days in the post-Closing rent period, for which Buyer shall be responsible. The Parties agree to indemnity and reimburse each other for any payment made by a Party that is the obligation of the other Party under this Section 6.5, with a reconciliation within 60 days after Closing.

6.6              Exclusivity.

(a)	Following the execution of this Agreement, and continuing until Closing or termination of this Agreement in accordance with Article 9, neither Seller, its Affiliates, nor any of their respective representatives, officers, directors, employees, advisors or agents, will, directly or indirectly make, solicit, encourage, or initiate any enquiries from any third party with respect to any Acquisition Proposal, or participate in any negotiations or discussions regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate, any effort to attempt by any Person to do or seek to do any of the foregoing.

(b)	Seller shall promptly notify Purchaser of any Acquisition Proposal, or if any inquiry from or contact with any third person with respect thereto is made

6.7              After-Acquired Title.

If, prior to the Closing Date, Seller acquires any further right, title or interest in or to the Purchased Assets, including as a result of any amendment or relocation thereof, Seller shall promptly provide Buyer with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Purchased Assets subject to all of the terms and conditions of this Agreement.

6.8              Resale Condition.

Seller understands and acknowledges that it cannot sell on any single trading day any Share Consideration representing more than ten percent (10%) of the average volume of Buyer’s common shares on the NYSE American measured over the five-day period immediately preceding the date on which Seller proposes to make such sale.

6.9              Registration Statement.

Buyer covenants to use its reasonable commercial efforts to file a Form S-3 Registration Statement with the SEC within ten (10) Business Days after the Closing Date to register the Share Consideration for resale under the Securities Act, failing which the Buyer shall immediately pay Seller $10,000 in cash as a penalty for not making such Form S-3 Registration Statement filing within such time period. Consequent thereon the Buyer covenants to use its reasonable commercial efforts to clear such Form S-3 Registration Statement for effectiveness with the SEC within forty-five (45) calendar days of Closing, failing which the Buyer shall immediately pay Seller $25,000 in cash as a further penalty for not making such Form S-3 Registration Statement effective within such time period.

Article 7
CONDITIONS TO THE PARTIES’ OBLIGATIONS

The obligations of each Party under this Agreement to complete the Closing are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions which is stated to be for such Party’s benefit, unless waived in writing by the applicable Party or Parties for whose benefit the condition exists.

7.1              Representations and Warranties of the Other Party to be True; Performance by the Other Party.

(a)	The representations and warranties of the other Party contained in Article 3 or Article 4 of this Agreement, as applicable, shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made or given again at and as of the Closing Date, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect”, qualifications and other materiality qualifications and similar qualifications contained in such representations and warranties shall be disregarded).

(b)	The other Party shall have performed and complied in all material respects with all of its respective agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect (it being understood that this exception shall not apply to compliance with the agreements and covenants that form the conditions to Closing set forth in this Article 7, which must be complied with pursuant to their terms).

7.2              Deliverables.

The other Party shall have duly executed and delivered at Closing each of the deliverables described in Section 2.5.

7.3              No Proceedings or Litigation.

(a)	No preliminary or permanent injunction or other order shall have been issued by any Governmental Authority, nor shall any Law be promulgated or enacted by any Governmental Authority, which prevents the consummation of the transactions contemplated in this Agreement.

(b)	No Litigation before any Governmental Authority or arbitrator shall have been commenced and finally determined against any Party or any of their respective Affiliates seeking to prevent the transfers provided for under this Agreement or asserting that any such transfers would be illegal.

7.4              Consents and Approvals.

Buyer’s and Seller’s obligations to complete the Closing are conditioned on: (i) each of the Required Consents set forth in Section 3.3 of Schedule 2 having been obtained and being in full force and effect as of the Closing Date.

Article 8
INDEMNIFICATION

8.1              Indemnification by Seller.

From and after Closing, Seller shall indemnify and hold harmless Buyer and its Affiliates and their respective officers, directors, employees, agents and Representatives (collectively, the “Buyer Indemnified Parties”) from and against any and all Losses arising out of or resulting from:

(a)	any breach or inaccuracy in any representations and warranties of Seller in Article 3 of this Agreement, the Ancillary Agreements or in any document, certificate, or instrument delivered by or on behalf of Seller pursuant to or in connection with this Agreement or the transactions set forth herein;

(b)	any breach, non-fulfillment, or failure by Seller to perform any of its covenants, agreements, or obligations in this Agreement, the Ancillary Agreements, or in any document, certificate or instrument delivered by or on behalf of Seller pursuant to or in connection with this Agreement or the transactions set forth herein; and

(c)	any Excluded Asset or Excluded Liability.

8.2              Indemnification by Buyer.

From and after Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective officers, directors, agents and Representatives (collectively, the “Seller Indemnified Parties”) from and against any and all Losses arising out of or resulting from:

(a)	any breach or inaccuracy in any representations and warranties of Buyer in Article 4 of this Agreement, the Ancillary Agreements or in any document, certificate, or instrument delivered by or on behalf of Buyer pursuant to or in connection with this Agreement or the transactions set forth herein;

(b)	any breach, non-fulfillment or failure by Buyer to perform any of its covenants, agreements, or obligations in this Agreement, the Ancillary Agreements or in any document, certificate, or instrument delivered by or on behalf of Buyer pursuant to or in connection with this Agreement or the transactions set forth herein;

(c)	any Liabilities relating to or arising out of the ownership or operation of the Purchased Assets following Closing, or activities conducted, or omissions, with respect to the Purchased Assets by Buyer following Closing; and

(d)	Any Assumed Liability, except to the extent arising from any breach or inaccuracy in any representations and warranties of Seller in Article 3 of this Agreement, or any covenant of Seller in Article 6 of this Agreement.

8.3              Indemnification Claims.

(a)	In order for a Buyer Indemnified Party or a Seller Indemnified Party (an “Indemnified Party”) to be entitled to any indemnification provided for under Section 8.1 or Section 8.2 in respect of, arising out of or involving a third-party suit, proceeding, claim or demand (a “Third-Party Claim”), such Indemnified Party must notify, with respect to a claim for indemnification pursuant to Section 8.1, Seller, or, with respect to a claim for indemnification pursuant to Section 8.2, Buyer (each, an “Indemnifying Party”), in writing of the Third-Party Claim (including in such notice a brief description of the applicable claim(s), including damages sought or estimated, to the extent actually known by such Indemnified Party) within twenty (20) Business Days after receipt by such Indemnified Party of actual notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under Section 8.1 or Section 8.2, except to the extent the Indemnifying Party has been actually prejudiced as a result of such failure. Any Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third-Party Claim with counsel of its choice; provided, however, that the Indemnifying Party will not consent to the entry of any Judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably) unless the Judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party. Unless and until an Indemnifying Party assumes the defense of the Third-Party Claim as provided in the preceding sentence, however, the Indemnified Party may defend against the Third-Party Claim in any manner it reasonably may deem appropriate. In no event will the Indemnified Party consent to the entry of any Judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of each of the Indemnifying Parties (not to be withheld unreasonably).

(b)	If the Indemnifying Party does not notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice that the Indemnifying Party disputes the indemnity claimed by the Indemnified Party under Section 8.1 or Section 8.2, such indemnity claim specified by the Indemnified Party in such notice shall be conclusively deemed to be disputed.

8.4              Limitations.

(a)	Notwithstanding anything to the contrary contained herein, no Indemnified Party shall be entitled to be indemnified pursuant to Sections 8.1 or 8.2 unless and until the aggregate of all Losses for which the Seller’s Indemnified Parties, collectively, or Buyer’s Indemnified Parties, collectively, would, but for this paragraph (a), be entitled to indemnification hereunder exceeds on a cumulative basis $41,250 (the “Indemnity Threshold”), at which point Seller or Buyer Indemnified Parties, as the case may be, shall be entitled to be indemnified for the aggregate of all Losses in excess of the Indemnity Threshold; provided that the Indemnity Threshold shall not apply to any breach of Section 3.1, Section 3.2, Section 4.1 and Section 4.2 or any intentional fraud.

(b)	Notwithstanding anything to the contrary herein, in no circumstances shall the Losses for which the Buyer Indemnified Parties and the Seller Indemnified Parties would, but for this paragraph (b), be entitled to indemnification hereunder exceed on a cumulative basis the amount of the Purchase Price as determined at Closing.

8.5              Termination of Indemnification.

The obligations to indemnify and hold harmless an Indemnified Party hereto pursuant to Sections 8.1(a) or 8.2(a), shall terminate when the applicable representation, warranty, covenant or obligation terminates pursuant to Article 5; provided, however, that notwithstanding the expiry of the survival period set forth in Article 5, such obligation to indemnify and hold harmless shall not terminate with respect to any pending indemnification claim for Losses which shall have been made against an indemnifying Party, before the expiration of 24-month survival period, by delivering a notice of such claim, before such expiration date, to the Indemnifying Party based on facts reasonably expected to establish a valid claim under this Article 8.

8.6              Payment of Indemnification Amounts and Related Matters.

Any indemnification pursuant to this Article 8 shall be effected by wire transfer of immediately available funds to an account designated by Seller or Buyer, as the case may be, within three (3) Business Days after the determination of the amount thereof, whether pursuant to a final Judgment, settlement or agreement among the Parties hereto.

8.7              Other Matters Governing Indemnification.

(a)	Payments by an Indemnifying Party pursuant to Section 8.1 or Section 8.2 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses.

(b)	In the event that any insurance proceeds or indemnity payments are received subsequent to receipt by Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds or indemnity payments relate, appropriate refunds shall be made promptly by the Indemnified Party of all or the relevant portion of such indemnification payment to the Indemnitor.

(c)	In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(d)	Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the extent reasonably necessary to remedy the breach that gives rise to such Loss.

8.8              Tax Treatment of Indemnification Payments.

All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.9              Exclusive Remedy.

The parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the negotiation or the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 8. Nothing in this Section 8.9 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any intentional fraud by any party hereto.

Article 9
TERMINATION, AMENDMENT AND WAIVER

9.1              Termination of Agreement.

This Agreement may be terminated at any time prior to the Closing as follows:

(a)	by mutual written agreement of Buyer and Seller;

(b)	by either Party if: (i) there has been a material breach by the other Party of any representation or warranty contained in this Agreement or of any covenant contained in this Agreement, (ii) such inaccuracy or breach prevents the satisfaction of any condition to the obligations of the Parties to effect the Closing, and (iii) such inaccuracy or breach has not been cured within ten (10) calendar days after written notice of such breach is given to the Party committing such breach, provided that the right to effect such cure shall not extend beyond the date set forth in Section 9.1(c) below;

(c)	by Seller if all conditions to Closing required under Article 6 that are stated to be for Seller’s benefit have not been fulfilled or waived by Seller by the 120th calendar day following the Effective Date of this Agreement or such later date as may be agreed upon by the Parties, except that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Seller if Seller’s failure to fulfill any of its obligations or Seller’s breach of any of its representations, warranties or covenants under this Agreement caused or resulted in the failure of such conditions required under Article 6 that are stated to be for Seller’s benefit to be fulfilled;

(d)	by Buyer if all conditions to Closing required under Article 6 that are stated to be for Buyer’s benefit have not been fulfilled or waived by Buyer by the 120th calendar day following the Effective Date of this Agreement or such later date as may be agreed upon by the Parties, except that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Buyer if Buyer’s failure to fulfill any of its obligations or Buyer’s breach of any of its representations, warranties and covenants under this Agreement caused or resulted in the failure of such conditions required under Article 6 that are stated to be for Buyer’s benefit to be fulfilled;

(e)	by either Party if an order shall have been issued prohibiting the Closing hereunder by or from any Governmental Authority or court of competent jurisdiction; or

(f)	automatically and without notice by or to either Party, if the Closing has not occurred on or before 120 calendar days following the Effective Date of this Agreement.

9.2              Procedure and Effect of Termination.

In the event of termination of this Agreement by either or both of the Parties pursuant to Section 9.1 hereof, written notice thereof shall be given to the other Party specifying the provision pursuant to which such termination is made, and there shall be no Liability on the part of the Parties hereto (or their respective employees, officers, directors, members, managers or Affiliates), except that: (i) the termination of this Agreement shall not relieve any Party from any Liability for any breach of this Agreement occurring prior to termination; and (ii) Section 10.1 (Expenses), Section 10.6 (Notices), Section 10.7 (Governing Law), Section 10.9 (Attorneys’ Fees), Section 10.12 (Other Business Opportunities), Section 10.13 (Confidentiality) and Section 10.14 (Public Announcements) shall survive the termination and remain in full force and effect.

9.3              Amendment.

This Agreement may be amended only by an instrument in writing signed by Buyer and Seller.

9.4              Waiver.

Any failure of either Party to comply with any provision hereof may be waived by the Party entitled to the benefit thereof only by a written instrument signed by the Party granting such waiver.

Article 10
MISCELLANEOUS

10.1          Expenses.

Except as otherwise provided for in Section 6.2, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

10.2          Assignment.

Neither Party may assign or delegate its rights or interests in this Agreement to any third party without the prior written consent of the other Party. Nothing in this Section shall be construed as a restraint on Buyer’s rights after the Closing to assign, transfer, or otherwise alienate all or any part of the Purchased Assets.

10.3          Further Assurances.

Each of the Parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

10.4          Title and Risk of Loss.

Legal title, equitable title and risk of loss with respect to the Purchased Assets shall not pass to Buyer until those properties are transferred at Closing.

10.5          Entire Agreement.

This Agreement and the Schedules and Exhibits hereto contain the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersede all prior or contemporaneous representations, warranties, understandings agreements, both written and oral, pertaining to the subject matter hereof, including the Indication of Interest dated June 19, 2017. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Ancillary Agreements, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

10.6          Notices.

(a)	Any notice, communication or other document which is required or permitted to be given hereunder shall be in writing and shall be sufficiently given if delivered personally (including courier service) or sent by email or facsimile, with confirmation receipt requested, addressed as follows:

(i)	if to Seller, at:

Uranerz Energy Corporation

224 Union Blvd., Suite 600, Lakewood, Colorado 80228

Attention: Stephen P. Antony, CEO & Director

Email: SAntony@energyfuels.com; and

(ii)	if to Buyer:

Uranium Energy Corp.

500 North Shoreline, Suite 800N, Corpus Christi, Texas 78471

Attention: Amir Adnani, President and CEO

Email: aadnani@uraniumenergy.com.

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient’s time), on the next following Business Day); provided, however, that any notice or other communication sent by email or facsimile shall be considered received only upon non-automated confirmation of receipt by the receiving party.

(c)	Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 10.6.

10.7          Governing Law.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Wyoming without regard to its provisions concerning choice of law. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state or federal courts of Colorado in the city of Denver for the purpose of any Litigation arising out of or based upon this Agreement, (b) agree not to commence any Litigation arising out of or based upon this Agreement except in the state or federal courts of Colorado in the city of Denver, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such Litigation, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Litigation is brought in an inconvenient forum, that the venue of the Litigation is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10.8          Waiver of Jury Trial.

Each Party hereby waives its rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement, the securities or the subject matter hereof or thereof. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including, without limitation, contract claims, tort claims (including negligence), breach of duty claims, and all other common law and statutory claims. This Section has been fully discussed by each of the Parties hereto and these provisions will not be subject to any exceptions. Each Party hereto hereby further warrants and represents that such Party has reviewed this waiver with its legal counsel, and that such Party knowingly and voluntarily waives its jury trial rights following consultation with legal counsel.

10.9          Attorneys’ Fees.

In any litigation between the Parties to this Agreement or Persons claiming under them resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the prevailing Party or Parties shall be entitled to recover from the other Party or Parties, all reasonable costs, expenses, attorneys’ fees, expert fees, and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and collecting any final Judgment entered therein. If a Party or Parties prevails on some aspects of such action, but not on others, the court may apportion any award of costs and attorneys’ fees in such manner as it deems equitable.

10.10      Counterparts.

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement. Such counterparts may be delivered by facsimile or electronic transmission and the receiving Party is entitled to rely on the same to the same extent as if it had been an executed original.

10.11      Interpretation.

The Parties acknowledge and agree that they have jointly participated in the drafting and preparation of this Agreement and that the language of this Agreement will be construed as a whole according to its fair meaning and not strictly for or against any of the Parties. Each Party acknowledges that it has been represented by counsel during the negotiation, preparation, and execution of this Agreement. Each Party waives the application of any law or rule of construction providing that ambiguities in an agreement are to be construed against the drafter. Use of the word “including” in this Agreement means “including without limitation” or “including but not limited to”. Each of the Schedules and Exhibits attached to this Agreement is incorporated into the Agreement by reference. Any heading, caption or index contained herein will not be used in any way in construing any provision hereof.

10.12      Other Business Opportunities.

This Agreement is, and the rights and obligations of the Parties are, strictly limited to the subject matter hereof. Except as expressly provided herein, the Parties shall have the unrestricted right to independently engage in, and receive the full benefits of, any and all business ventures of any kind, whether or not competitive with the Purchased Assets, without consulting the other or inviting or allowing the other to participate therein.

10.13      Confidentiality.

The terms of this Agreement and all information regarding the Purchased Assets, except such information which is or becomes part of the public domain other than through a breach of the terms hereof (the “Confidential Information”) are confidential and shall not be disclosed by a Party to outside third parties without the prior written consent of the other Party or in accordance with Section 10.14. The foregoing restriction shall not apply to the disclosure of Confidential Information to any public or private financing institution, to any contractors or subcontractors which a Party may engage, to employees, advisors or consultants of a Party, provided that only such information as such third party shall have a legitimate need to know shall be disclosed and such third party shall first be put on notice of the confidentiality requirements of this Agreement and agree in writing to protect the confidential nature of the disclosed information to the same extent as the Parties are obligated under this Section or otherwise be bound by a Party’s internal confidentiality policies or a professional duty of confidentiality. Except as otherwise consented to by a Party, if any Party is required to disclose any such information to any Governmental Authority or stock exchange, the Party so required shall immediately notify the other Party (if legally permissible) of such requirement, and the non-disclosing Party shall, to the extent allowed by applicable law have the right to comment on the content of such disclosure and object to such disclosure to the Governmental Authority that is requiring such disclosure. In the event the Closing occurs as provided herein, the provisions of this Section shall terminate with respect to Buyer but shall remain in full force and effect with respect to Seller for a period of two (2) years following the Closing Date. In the event this Agreement is terminated prior to the Closing Date and Closing does not occur, the provisions of this Section shall remain in full force and effect with respect to the Buyer for a period of two (2) years following the date of termination and Buyer shall not use any Confidential Information during that period. Each party is responsible for breaches of confidentiality by third parties with whom they share Confidential Information.

10.14      Public Announcements.

Prior to Closing, each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public written statements with respect to this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. If such an announcement is required by Law or rule of any stock exchange, the party required to make the announcement will inform the other party of the contents of the announcement proposed to be made and will use its best efforts to obtain the other party’s approval for the announcement, which approval may not be unreasonably withheld; it being understood that the final form and content of any such release or announcement will be at the final discretion of the disclosing party.

10.15      No Third-Party Beneficiaries.

Except as otherwise provided in Sections 8.1 and 8.2, this Agreement does not and is not intended to confer any rights or remedies upon any person other than the Parties hereto and their respective successors and permitted assigns.

[The rest of this page left intentionally blank. The signature page follows on the next page.]

This Agreement has been duly executed and delivered by the duly authorized representatives of the Parties as of the date first above written.

URANERZ ENERGY CORPORATION

By:	/s/ Stephen P. Antony
Name:	Stephen P. Antony
Title:	CEO

URANIUM ENERGY CORP.

By:	/s/ Amir Adnani
Name:	Amir Adnani
Title:	President and CEO

__________

[Signature page to Purchase Agreement]